Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

August 28, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Credit Suisse Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 (Commission File No. 333-227081)

Dear Ms. Hsu:

Today, Credit Suisse Commercial Mortgage Securities Corp. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to (i) file a new registration statement before the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-207361), effective as of December 15, 2015 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933, and (ii) pay $994,580.09 in filing fees to be applied to future securitizations. The Registration Statement is substantially similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years. The Registrant has also added the below language to the form prospectus following the definition of “Mortgaged Property” under the heading “Description of the Mortgage Pool – General”. The Registrant understands that the Staff of the Division of Corporation Finance has previously indicated that this language suggests that loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. The Registrant confirms that if loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR are included in the asset pool, the retaining sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR:

For purposes of this prospectus, a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.

Robert Kim     Tel 212-504-6258     Fax +1 212 504-6666     robert.kim@cwt.com

If you require any additional information, please feel free to call me at (212) 504-6258.

Very truly yours,

/s/ Robert Kim

Robert Kim